December 16, 2008

Via EDGAR

Mr. Lyn Shenk

Accountant Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3720

Washington, DC 20549

Re:	VCG Holding Corp.
File No. 001-32208
Form 10-KSB: For the Fiscal Year Ended December 31, 2007

Dear Mr. Shenk:

I am responding to your comment letter dated December 9, 2008, that I received by fax. I am respectfully requesting an extension to reply to the Commission’s request until January 15, 2009. Here are my reasons in support of this request:

•	I was not employed by the Company when this Form 10-KSB was prepared and filed. I need to thoroughly review and understand the documentation supporting this filing in preparation of our response.

•

Many of the staff and consultants who worked to prepare this filing have plans taking them out of the office because of the holiday season. I need to discuss the supporting documentation with them as I prepare our response.

We remain available to you and the Commission staff at anytime and would appreciate your consideration of this request.

Sincerely,

/s/ Courtney Cowgill
Chief Financial and Accounting Officer, Secretary and Treasurer

cc:	Troy Lowrie, Chief Executive Officer